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                              LEHMAN BROTHERS


                                  April 1, 1999


Special Committee of the Board of Directors
National Propane  Corporation
Suite 1700, 200 1st Street, S.E.
Cedar Rapids, IA 52401-1409


Dear Sirs:

     We understand that National Propane Corporation (the "Company" or the "Managing General Partner"), acting in its capacity as Managing General Partner of National Propane Partners, L.P. ("National" or the "Partnership"), is considering entering into a transaction (the "Proposed Transaction") pursuant to which (i) the Partnership will be acquired by Columbia Propane, L.P. and certain affiliates ("Columbia") and (ii) each of the units representing limited partnership interests in the Partnership (the "Common Units") that are held by common unitholders (the "Common Unitholders") will be converted into the right to receive $12.00 per unit in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the draft Purchase Agreement dated March 26, 1999 between National and Columbia and certain of their affiliates (the "Agreement").

     We have been requested by the Special Committee of the Board of Directors of the Company, acting in its capacity as Managing General Partner of National, to render our opinion with respect to the fairness, from a financial point of view, to the Common Unitholders of the consideration to be received by the Common Unitholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) such publicly available information concerning Columbia and National that we believed to be relevant to our analysis, including, without limitation, each of the periodic reports filed by National since its initial public offering on June 26, 1996, including the audited and unaudited financial statements included in such reports and statements; (3) financial and operating information with respect to the corporate structure, businesses, operations and prospects of National as furnished to us by the Company, including financial projections based on the business plan of the Partnership and, in particular; (a) certain estimates of propane sales volumes; (b) the budget for the fiscal year 1999; (c) projected operating cash flow for 1999-2003; and (d) the sensitivity of retail gallons sold to changes in weather; (4) a trading history of National's Common Units from June 26, 1996 to March 30, 1999 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a








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comparison of the historical operating and financial results and present financial condition of National with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant.

     In addition, we (a) had numerous discussions with the management of both the Company and Triarc concerning National's corporate structure, business, operations, financial condition, assets and growth opportunities; and (b) have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information that was used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the management of the Partnership that it was not aware of any facts or circumstances that would lead them to believe that such information, taken as a whole, was inaccurate or misleading in any material respect. With respect to National's budget for 1999 that was prepared in November 1998, we have been advised by the Partnership that such budget, at the time it was prepared, was prepared in good faith based on assumptions that, taken as a whole, were within the range of reasonableness. However, for purposes of our analysis, we also have considered certain assumptions and estimates with respect to the future financial performance of the Partnership from 1999 through 2003 and developed certain adjustments to the projections of the Partnership for 1999 and to the projections for the future financial performance of the Partnership over such period. We have discussed these adjusted projections with the management of the Partnership and they have agreed that the adjustments, taken as a whole, and adjusted projections are within a range of reasonableness. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Partnership and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Partnership. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Partnership's business. Our opinion necessarily is based upon market, economic and other conditions as they existed on, and can be evaluated as of, the date of this letter.

     In arriving at our opinion, we also considered the process and negotiations undertaken by the Managing General Partner in connection with the potential sale of National and the process and negotiations undertaken by the Managing General Partner, Triarc Companies, Inc. and the Special Committee of the Board of Directors in connection with the Proposed Transaction. We also considered the current distribution policy of the Partnership and the Common Unit arrearages that had been accrued to the date hereof.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be received by the Common Unitholders in the Proposed Transaction is fair to the Common Unitholders.

     We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the equity securities of the Partnership for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.







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     This opinion is solely for the use and benefit of the Special Committee of the Board of Directors of the Company, acting in its capacity as Managing General Partner of National, and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any Common Unitholder as to whether or not such Unitholder should tender his units in any tender offer with respect to the Proposed Transaction.

                                 Very truly yours,


                                 LEHMAN BROTHERS


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